BRF S.A.

PUBLICLY HELD COMPANY

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. (“BRF” or "Company") (B3: BRFS3; NYSE: BRFS), pursuant to article 12 of the CVM Instruction 44, as of August 23, 2021, announces to its shareholders and the market in general that it received, on July 14, 2025, a notice from Banco BTG Pactual S.A. (“BTG Pactual”) informing that it now, holds, approximately, 131,005,400 common shares issued by BRF, which represent, approximately, 7.79% of the Company’s capital stock. In addition to the above-mentioned position, BTG Pactual informed that it has 106,938,850 purchased put options, through physical settlement, and 3,066,550 purchased put options, through financial settlement.

BTG Pactual further declared that:

(i)	The purpose of BTG Pactual's shareholding increase is merely to carry out financial transactions;

(ii)	It does not aim to change the composition of the Company's control or management structure; and

(iii)	BTG Pactual does not aim to achieve any particular shareholding.

The original correspondence sent by BTG Pactual is attached to this Announcement to the Market.

São Paulo, July 14, 2025.

Fábio Luis Mendes Mariano

Chief Financial and Investor Relations Officer

Rio de Janeiro, 14 de julho de 2025

À
BRF S.A
Diretoria de Relações com Investidores
At.: Fabio Luis Mendes Mariano

Avenida das Nações Unidas, nº14.401, 25º andar, Chácara Santo Antônio,
São Paulo – SP/ CEP 04794-000

Ref.: Aumento de Participação Acionária Relevante

Prezados Senhores,

O Banco BTG Pactual S.A. ("BTG Pactual"), instituição financeira com sede na Cidade e Estado1 do Rio de Janeiro, localizada à Praia de Botafogo, 501, 5º Andar (Parte), Torre Corcovado, Botafogo, e inscrita no CNPJ/MF sob o número 30.306.294/0001-45, atendendo ao disposto no Artigo 12 da Instrução Normativa número 44 da Comissão de Valores Mobiliários ("CVM"), servimo-nos da presente para informar-lhes que:

(a) O BTG Pactual informa que, atingiu a posição de, aproximadamente, 131.005.400 (cento e trinta e um milhões, cinco mil e quatrocentos) ações ordinárias emitidas pela BRF S.A. ("Companhia"), equivalendo a, aproximadamente, 7,79 % (sete inteiros, setenta e nove por cento) do total de ações ordinárias emitidas pela Companhia.

    Em adição a posição supracitada, o BTG Pactual possui 106.938.850 (cento e seis milhões, novecentos e trinta e oito mil, oitocentos e cinquenta) opções de venda compradas, por meio de liquidação física, 3.066.550 (três milhões, sessenta e seis mil, quinhentos e cinquenta), opções de venda compradas, por meio de liquidação financeira.

(b) Ressalta-se, ainda, que, (i) o aumento da participação acionária pelo BTG Pactual tem por objetivo a mera realização de operações financeiras; (ii) não objetiva alterar a composição do controle ou a estrutura administrativa da Companhia; e, por fim (iii) o BTG Pactual não tem o objetivo de atingir qualquer participação acionária em particular.

Atenciosamente,

____

BANCO BTG PACTUAL S.A.

BTG Pactual
Rio de Janeiro - Praia de Botafogo, 501 - 6º Andar - Torre Corcovado - Botafogo - CEP 22250-040 - Rio de Janeiro - RJ - Brasil
www.btgpactual.com